BOFI HOLDING, INC.
Investor Presentation

October 2016

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The words "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2016. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Fiscal 2017 First Quarter Highlights Compared with Prior Year's Fiscal Quarter

Asset Growth



Deposit Growth



Net Income



Diluted EPS



Return on Equity = 16.59%

Return on Assets = 1.53%

Diluted EPS and Return on Equity Have Been Consistently Strong



Diluted EPS (FY)

$ Per Share

- 2012: 0.58
- 2013: 0.72
- 2014: 0.96
- 2015: 1.34
- 2016: 1.85

34% CAGR



Return On Average Equity (FY)

Percent

- 2012: 16.95
- 2013: 17.57
- 2014: 17.89
- 2015: 18.34
- 2016: 19.43

Corporate Profile and Vision













Vision

We aspire to be the most innovative branchless bank in the United States providing products and services superior to our branch based competitors

Key Facts

- $7.9 billion asset savings and loan holding company[1]
- 15-year operating history, publicly traded on NASDAQ (BOFI) since 2005
- Headquartered in San Diego, CA
- 626 employees ($12.5 million in assets per employee)[1]
- Market Capitalization of $1.18 billion[2]

1. As of 09/30/2016
2. As of 10/31/2016 closing price of $18.63 per share



2015 The Best of the Biggest Thrifts

The best of the biggest public thrifts
The top public thrifts by financial performance for calendar-year 2015, based on a ranking of the 50 largest companies in the sector

2015 rank	2014 rank[1]	Company (ticker)	City, state	Score[2]	Total assets ($B)	ROAA (%)	ROATCE (%)	Efficiency ratio (%)	TBV per share median 3-year growth (%)	NCOs/ avg. loans (%)	NPLs/ loans (%)
1	1	Bofi Holding Inc. (BOFI)	San Diego, CA	169.04	6.66	1.70	18.65	33.50	30.20	-0.01	0.46
2	2	Hingham Institution for Savings (HIFS)	Hingham, MA	139.86	1.77	1.18	14.81	36.18	13.58	-0.01	0.32
		Anchor BanCorp Wisconsin									2.6

| | 1 | Bofi Holding, Inc. (BOFI) | CA | | 169.04 | 6.66 | 1.70 | 18.65 | 33.50 | 30.20 | -0.01 | 0.46 |

#1

2014 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size*, ranked by financial performance for calendar-year 2014 (1-25)

2014 rank	2013 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV per share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ average loans (%)
1	1	Bofi Holding Inc. (BOFI)	San Diego, CA	172.94	5,194.7	1.56	18.23	27.77	34.40	0.79	0.03
2	2	Hingham Institution for Savings (HIFS)	Hingham, MA	170.27	1,552.2	1.52	19.30	12.80	41.53	0.46	0.00

| | 1 | Bofi Holding, Inc. (BOFI) | CA | 172.94 | 5,194.7 | 1.56 | 18.23 | 27.77 | 34.40 | 0.79 | 0.03 |

| 4 | 4 | Dime Community Bancshares Inc. | Brooklyn, NY | 104.58 | 4,497.1 | 1.03 | 11.18 | 8.14 | 46.29 | 0.52 | -0.01 |

#1

2013 The Best of the Biggest Thrifts

The best of the biggest (part 1)
The 100 largest public thrifts by asset size, ranked by financial performance for calendar-year 2013 (1-25)

2013 rank	2012 rank	Company (ticker)	City, state	Score[1]	Total assets ($M)	ROAA (%)	ROATCE (%)	TBV/ share median 3-year growth (%)	Efficiency ratio (%)	NPLs/ loans (%)	NCOs/ avg. loans (%)
1	1	Bofi Holding Inc. (BOFI)	San Diego, CA	167.418	3,568.3	1.54	17.79	15.36	40.70	0.63	0.03
2	3	Hingham Institution for Savings (HIFS)	Hingham, MA	134.003	1,356.4	1.07	13.52	12.80	42.80	0.83	-0.01

| | 1 | Bofi Holding, Inc. (BOFI) | CA | 167.418 | 3,568.3 | 1.54 | 17.79 | 15.36 | 40.70 | 0.63 | 0.03 |

#1

...and is also a Top Performer among the Broader Universe of all Public Banks and Thrifts

2014 rank	2013 rank		Total assets ($000)	2013 ROAE (%)	2013 ROAA (%)	Non-interest income/total revenue (%)	Capital ratio (%)	Efficiency ratio (%)	Non-performing loans/total loans (%)
1	79	Central Pacific Financial Corp., Honolulu, HI	$4,741,198	27.7	3.73	28.96	21.6	74.39	2.47
2	N/A	Palmetto Bancshares, Inc., Greenville, SC	$1,090,229	26.06	2.53	26.36	15.5	77.24	5.45
3	N/A	First National Community Bancorp, Inc., Dunmore, PA	$1,003,808	18.72	0.67	17.8	11.6	101.74	0.99
4	4	BofI Holding, Inc., San Diego, CA	$3,568,299	17.97	1.6	20.28	15.7	41.12	0.64
5	29	Southside Bancshares, Inc., Tyler, TX	$3,445,663	16.5	1.22	19.59	21.7	63.62	0.89
6	6	Bank of the Ozarks, Inc., Little Rock, AR	$4,787,068	15.5	2.04	26.64	17.1	47.71	0.26
7	63	Western Alliance Bancorporation, Phoenix, AZ	$9,307,095	14.34	1.35	2.79	12.4	55.6	2.45
8	16	First Financial Bankshares, Inc., Abilene, TX	$5,222,208	13.75	1.64	26.42	17	52.2	1.05
9	11	Hingham Institution for Savings, Hingham, MA	$1,356,441	13.63	1.06	4.14	13.8	43.26	0.55
10	23	Alerus Financial Corporation, Grand Forks, ND	$1,380,733	13.58	1.54	63.97	14.3	74.03	0.57

Source: ABA Banking Journal, May 2014
Note: Public banks and thrifts with total assets of $1-10 billion dollars

BofI is a Top Quartile Performer Versus Bank Peer Group

The 95% on ROE means that the Bank outperformed 95% of all banks. The 16% G&A ranking means that only 16% of banks spend less on G&A than BofI. Peer group includes savings banks greater than $1 billion dollars.

	BofI Federal Bank	Peer Group	Percentile
ROAA	1.89%	0.75%	92%
Return on equity	22.62%	6.69%	95%
G&A	1.48%	2.60%	16%
Efficiency ratio	30.57%	68.48%	4%

Source: Uniform Bank Performance Report (UBPR) as of 06/30/16
Note: Peer group is all savings banks with assets greater than $1 billion for quarter ended 06/30/16

Our Business Model is More Profitable Because Our Costs are Lower

As % of average assets	BofI[1] (%)	Banks $1-$10bn[2] (%)
Net interest income	3.76	3.40
Salaries and benefits	0.81	1.47
Premises and equipment	0.15	0.33
Other non-interest expense	0.58	1.05
Total non-interest expense	**1.54**	**2.85**
Core business margin	**2.22**	**0.55**

1. For the three months ended 6/30/16 - the most recent data on FDIC website "Statistics on Depository Institutions Report" BofI Federal Bank only, excludes BofI Holding, Inc. to compare to FDIC data
2. Commercial banks by asset size. FDIC reported for three months ended 6/30/16. Total of 505 institutions $1-$10 billion

Diversified Branchless Deposit Businesses



Key Elements

Consumer direct internet brands
- Demographically targeted brands
- Differentiated products with turn-down product options

Distribution Partners
- Exclusive relationships with significant brands, groups, or employees
- Exclusive relationships with financial planners through BofI Advisor

Business banking
- Business banking with full suite of cash management services

Specialty deposits
- 1031 exchange firms
- Title and escrow companies
- HOA and property management
- IOLTA accounts

BIN sponsorship
- Prepaid program managers with focus on large national programs

Deposit

Core Deposit Growth Was Sufficiently Strong To Grow Overall Deposits While Changing The Deposit Mix

Deposit Growth



$ Thousands

4-yr CAGR: 39.1%

	2012	2013	2014	2015	2016
Deposits	1,615,088	2,091,999	3,041,536	4,451,917	6,044,051
% CDs	57%	50%	26%	18%	17%
% Borrowings	23%	23%	22%	14%	11%

As of fiscal year ended June 30th

Future Plans

- Enhanced digital marketing

- Products and technology integration targeted to specific industry groups

- Create differentiated consumer and business technology platform

- Focus on customer and user experience

- Leverage existing and create new distribution partnerships to reduce acquisition cost and leverage external brands

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

100% of Deposits = $2.1 billion



Checking and other demand deposits 19%

Time deposits 50%

Savings 31%

September 30, 2016

100% of Deposits = $6.3 billion



Savings – IRA

Time deposits 17%

5%

Checking and other demand deposits 44%

Savings 34%

Checking Growth (6/2013-09/2016) = 615%

Savings Growth (6/2013-09/2016) = 239%

BofI Customer Base and Deposit Volume is Well Distributed Throughout the United States



Bofl Deposits Have National Reach With Customers in Every State

BofI Business and Consumer Deposit Base is Well Diversified by Product Type

Consumer Deposits By Account Type



Business Deposits By Account Type



As of quarter end 9/30/16

BofI Customers are Highly Engaged

Customer Engagement Results

Engagement	Low Activity	High Activity		
Attributes	Low Activity User	Basic User	Engaged	Elite Engaged
Engagement Score (0-100)	0s	$0 < S < 30$	$30 \leq S < 60$	≥ 60
Average Lifetime Balance	$300	$1000	$6,000	$50,000
Average # of Services Used	-	< 1	4	8
Average # of POS	-	< 1	10	24
% of Total Population	23%	13%	41%	24%
% of Total Balance	0%	1%	17%	82%
Retention	Moderate	Moderate	High	High

65% of Population or 99% of Balance are Overall High Engagement

Note: Study conducted on Rewards Checking customers

We are Building a Better Real-Time Data Engine to Drive Customer Touch-Points Based on a Wide Range of Data Sources



- Advanced multichannel integration
- Pervasive analytics utilizing customer data, microsegmentation and predictive modeling
- Real time interactions management for increased conversion rates
- Product offerings and pricing schemes, based on microsegments and optimized by channel

Organizational Structure To Be World Class Digital Bank



Advanced Data Analytics Provides Key Insights Into Customer Engagement, Profitability, and Retention to Enhance Customer Lifetime Throughout the Bank

Framework for Data Analysis



Key Learnings



Retention & Attrition Drivers to Boost Long-Term Customer Engagement

Customer Segmentation Methodology to Understand Usage & Behavior

Profitability Analysis at the Individual Customer Level

Streamlined Acquisition Process via Lookalike Modeling & Sales Efficiencies

Customers Prefer to Become Aware of Financial Products and Services through Electronic Channels



% of customers

Email — 36

Online — 11

Telephone call/online chat/video conference — 6

53% electronic

In person with account specialist — 15

In person with teller — 11

26% in person

0   10   20   30   40

Source: Mercator Advisory Group Customer Monitor Survey Series, Banking and Channels 2013, Question 27

Branch Transaction Activity Migrating to Mobile/Online Channels

U.S. Banking Transactions by Channel (Billions)[1]

15% of transactions at branches

~85% of transactions non-branch

100 — 75 — 50 — 25 — 0

2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013

|——— Actual ———|———— Forecast ————|

■ Mobile ■ Online ■ ATM ■ Call center ■ Branch

U.S. Branch Transaction Activity[2] (average annual change – 2008-11)

Deposit		-7% to -9%
Withdrawal		-3% to -6%
Check cashing		-17% to -19%
Total		-4% to -5%

1. Source: Tower Group; McKinsey & Co., Novantas.   2. Represents the average annual change measured in 2008-2011

Bank Deposit Revenue Sources have been Significantly Reduced and Cost per Branch Transaction is 40 Times that of a Call Center



Service Charges/Total Deposits (%)



Cost Per Transaction

Source: FDIC; Baird estimates; PNC population

Diversified Fee / Non-Interest Income

	% Fee Income at 6/30/2015*	% of Fee Income At 6/30/2016*
Mortgage Banking — Agency, Jumbo, Multifamily	47%	17%
Gain on Sale - Other — Structured Settlement, Other	18%	24%
Deposit/ Service Fees — Treasury, Consumer Deposit, Prepaid, Tax, Payments	21%	55%
Prepayment Fee	14%	4%

Fee Income

* Excludes securities income

21

Diverse Lending Business



Lending

Single family
- **Gain-on-sale Mortgage Banking**
  - Internet and affinity lead sources
  - Self-service operation
  - Low-fixed costs
- **Jumbo**
  - High-end portfolio lender
    - "Common Sense" underwriting
    - Q1 2017 average LTV of 62%
- **Warehouse Lending**
  - Product provides vertical integration and strengthens mortgage banking relationships

Commercial Real Estate
- **Multifamily**
- **Small Balance Commercial**
  - High quality originators with average experience of 15+ years
  - Call center based originators
  - Highly ranked website – apartmentbank.com
  - 12-year history as portfolio bank
  - High credit quality
  - Q1 2017 average LTV of 54% and DSCR of 1.43

C&I Lending
- **Lender Finance**
  - Real estate and tax lien secured
  - Consumer receivable secured
  - Business loan secured
- **ABL**
  - Lower and middle market asset-based lending
- **Factoring**
  - Insurance company secured receivables
  - Healthcare receivables
  - Other high credit quality receivables
- **Bank Loans**
  - Syndicated cash-flow loans

Consumer
- **Auto**
  - Incubation business
  - Strong affinity fit
- **Overdraft Lines**
  - Important component of deposit value proposition

Loan Diversity – September 30, 2016

Loan Portfolio[1]
100% = $6,606 Million



- Factoring 2%
- Multifamily 21%
- CRE/Home Equity/Consumer and Other 4%
- C&I – SF Lender Finance 5%
- C&I 8%
- SF – Residential 60%

1. Gross loans and leases before premiums, discounts and allowances

Our Asset Growth has been Driven by Strong and Profitable Organic Loan Production

Net Loan Portfolio – End of Last Five Quarters ($ in Thousands)



Average Loan to Value	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017
Multifamily	52%	52%	52%	54%	55%
Single family	57%	57%	58%	58%	58%



7 Key Digital Evolution Strategies

Infrastructure (1)
- Enhanced digital marketing technology stack
- Integrations with BI tool to data warehouse
- Enterprise CRM growth platform for web traffic growth

User experience (7)
- Major focus of UI- User Interface, UX – User Experience web design
- Hired Web UI and UX talent
- Driving consistent user experience across all major touch-points

Data (2)
- Data Driven Marketing
- Persona tailored interactions
- Linked CRMs
- Results oriented data focused testing on variables- BI- Business Intelligence, analytics, reporting

Social and mobile strategy (6)
- Social media engagement and listening
- Responsive design-mobile first
- Digital app store
- Focused CX- customer experience on seamless mobile functionality

DIGITAL STRATEGY

Content (3)
- Optimized SEO – Search Engine Optimization for organic growth and keyword monitoring
- Enterprise content management (e.g., web, Microsites, landing pages blogs, social media)
- Enhanced touch point methodology

Analytical strategy (5)
- Multi-dimensional analysis by data tracking strings for campaigns, improvements to geo-locate, customer type, product, traffic source path

Business Process (4)
- Value stream productivity analysis
- Pin point cost efficiencies and improvements in workflow
- Streamlined compliance, review and approval methodology
- Drive more efficient work at a cost effective ROI

BofI HOLDING

25

Bank Provides Appropriate Resources to Manage Credit and Compliance Risk

Department FTEs	June 30, 2013	June 30, 2014	June 30, 2015	June 30, 2016
Credit and Quality Control	27	41	57	65
Risk, Internal Asset Review, Compliance, Audit and BSA	16	26	35	44

What is an Integrated Governance, Risk & Compliance Tool?



Management Framework	Standardized Risk Scoring	Training	Tools and Techniques
• 3,000+ processes	• Numerical ratings for each process • Based on Assurance Findings	• Ongoing deployment of assurance resources to address root cause failures	• Single IT infrastructure (Archer) for monitoring process compliance • Enhanced management reporting and business intelligence

Scalable Infrastructure to Support "Big Bank' Growth Objectives and Continuing Efficiencies

Credit Monitoring & Management Oversight

Single Family Residential

- Portfolio level monitoring with individual loan reviews completed on an exception basis (i.e. delinquency, FICO/LTV degradation).
- FICO pulled twice a year
- AVMs ordered twice a year
- Super jumbo loans receive complete annual loan review, including updated credit report
- Pledged assets receive refreshed CLTV rations on a semiannual basis
- Portfolio-level review performed quarterly

Multi-Family

- Risk based annual loan review process, with 4 levels depending on financial performance & risk triggers
- Updated financials at least annually
- Updated AVM twice a year
- FICO pulled twice a year
- Updated credit report and property inspections requested based on risk triggers
- Classified loans receive quarterly review
- Portfolio-level review performed quarterly
- Stress testing performed 2x/year

C&I - Bridge

- Loan reviews at least quarterly
- Project updates at least quarterly
- Updated financials at least annually
- Site visits & inspections for development projects

C&I – Lender Finance

- Loan reviews at least quarterly
- Updated financials at least quarterly
- Borrowing base / custodial reports at least monthly
- Continuous collateral analytics, with quarterly validation

List is a sampling and is not meant to be comprehensive

Multi-family Stress Testing

CCAR Scenario Summary Results				
Scenario	**PD (%)**	**LS (%)**	**EL (%)**	**EL ($M)**
CCAR Baseline	1.67	27.83	0.46	5.24
CCAR Adverse	1.87	29.57	0.55	6.26
CCAR Severe	2.15	31.56	0.68	7.65

Summary Analysis

- Stress testing allows the portfolio to be examined for adverse macroeconomic conditions.
- Stress testing was performed on the Multi-family portfolio for the 2014-2015 fiscal year
- CCAR scenarios reflect variables & limits currently set by the Federal Reserve Bank
- Under the most severe scenario, the Bank's Estimated Loss would be .68%, or $7.65M annually
- These modeled losses do not include additional support from guarantors
- Expected Loss is minimal due to low LTV% and strong DSCR

PD = Probability of Default; LS = Loss Severity; EL = Estimated Loss

Best-in-Class Loan Quality

Total Net Charge-Offs Annualized [1]



Loans in non-accrual to total loans[1]



1. As reported in FDIC SDI report at 06/30/16. Total charge-offs annualized for BofI reflects only net charge-offs and does not include write-downs arising from transfers of loans to held-for-sale accounts. Total of 505 institutions included in the $1-$10 billion group.

H&R Block Benefits

Strategic Benefits

- Exclusive cross-sell opportunities for mortgages, IRAs and potentially other products (*) to 1/6 of US households served by H&R Block

- 257,000 new deposit accounts with cross-marketing opportunities

- Adds consistent, high margin fee-based revenues over 7-year term

- Strategic partnership with iconic brand

Financial Benefits

- $31-$34 million annual projected revenues from three initial products
  - ❑ $13-$16 million after-tax income
  - ❑ Excludes potential benefits from low-cost deposits & future cross-sell opportunities

- $419 million IRA and Emerald Card deposits
  - ❑ No deposit premium paid
  - ❑ 11 basis points average cost

- Significantly accretive to ROE and efficiency ratio

*After OCC review

Our H&R Block Partnership Will Allow Us to Reach Over 20 Million Potential Customers

H&R Block Overview

- 10,213 U.S branches

- Files 1 in every 7 U.S. tax returns

- 19.7 million U.S. tax returns per year

- 83% of customers receive a refund

- 35% franchise-owned

- 2,400 employees

- 1.3 million visits per month on HRB website

- Social media

    - 28,600 Twitter Followers

    - 463,000 Facebook fans

    - 1.7 Million views on YouTube

Opportunities

- Cross-sell to existing customer base

- Acquire new customers through different sources

    - Branches

    - Software

    - Digital Channels

- Engage franchisees and employees

- Use web real estate to market products

Source: H&R Block

Engaging HRB Customers with the Right Offer at the Right Time

Leads/ Referrals

Remarketing & Marketing Database

Data Append & Segmentation

Targeted Customer Offers

Delivery Method



Over the Last Five Years, BofI Has Successfully Started New Products, Added Distribution Channels, and Completed Acquisitions

	2010	2011	2012	2013	2014	2015	2016
New product	• Agency mortgage • Structured settlement	• Business banking • Lottery	• Warehouse Lending	• Treasury/ cash manage-ment • C&I • Prepaid • Agency Servicing retention	• Small balance CRE	• Auto	
Distribution/ channel	• Costco • Retail agency mortgage	• BofI advisor	• Netbank • Retail Structured settlement	• UFB Direct • Bank X • IRA	• Virtus	• Wholesale agency	
M&A				• Principal Bank	• Union Federal	• H&R Block	• Leasing

Investment Summary

 **Full service branchless banking platform with structural cost advantages vs. traditional banks**

 **Superior growth and ROE relative to large and small competitors**

 **Solid track record of allocating capital to businesses with best risk-adjusted returns**

 **New business initiatives will generate incremental growth in customers, loans and profits**

 **Robust risk management systems and culture has resulted in lower credit, counterparty and regulatory risks**

Contact Information

Greg Garrabrants, President and CEO
Andy Micheletti, EVP/CFO

investors@bofi.com
www.bofiholding.com

Johnny Lai, VP Corporate Development and

Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@bofi.com